SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 001-35028

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE UNITED BANK 401(k) PLAN
45 GLASTONBURY BOULEVARD
GLASTONBURY, CONNECTICUT 06033

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

UNITED FINANCIAL BANCORP, INC.
45 GLASTONBURY BOULEVARD
GLASTONBURY, CONNECTICUT 06033

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)	Financial Statements

1)
Financial statements of The United Bank 401(K) Plan as of December 31, 2015 and 2014 and for the year ended December 31, 2015, including the report of Pue, Chick, Leibowitz & Blezard, LLC with respect thereto.

THE UNITED BANK 401(K) PLAN

Together with the Report of Independent
Registered Public Accounting Firm

FINANCIAL STATEMENTS
December 31, 2015 and 2014

SUPPLEMENTAL SCHEDULE
December 31, 2015

THE UNITED BANK 401(K) PLAN

FINANCIAL STATEMENTS

December 31, 2015 and 2014

Contents

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	11

All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrators, Trustees and Participants of
The United Bank 401(K) Plan
Glastonbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The United Bank 401(K) Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The United Bank 401(K) Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of Assets Held at End of Year referred to as the “supplemental schedule,” is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Pue, Chick, Leibowitz & Blezard, LLC
Certified Public Accountants

Vernon, Connecticut
June 28, 2016

THE UNITED BANK 401(K) PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	2015			2014
ASSETS	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Investments:
Mutual funds (at fair value)	$36,796,256	$—	$36,796,256	$15,518,123	$—	$15,518,123
United Financial Bancorp, Inc. - Common Stock (at fair value)	14,014,135	7,345,812	21,359,947	17,171,516	8,517,533	25,689,049
Cash and cash equivalents	—	—	—	6,771	—	6,771
Investment in trust (at contract value)	7,025,439	—	7,025,439	2,678,418	—	2,678,418
Total Investments	57,835,830	7,345,812	65,181,642	35,374,828	8,517,533	43,892,361
Receivables:
Notes receivable from participants	943,120	—	943,120	401,938	—	401,938
Contributions	561,839	—	561,839	—	—	—
Total Receivables	1,504,959	—	1,504,959	401,938	—	401,938
Total Assets	59,340,789	7,345,812	66,686,601	35,776,766	8,517,533	44,294,299
LIABILITIES
Loan payable	—	6,349,263	6,349,263	—	6,500,734	6,500,734
Total Liabilities	—	6,349,263	6,349,263	—	6,500,734	6,500,734
Net Assets Available for Benefits	$59,340,789	$996,549	$60,337,338	$35,776,766	$2,016,799	$37,793,565

See accompany notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

	2015
	Allocated	Unallocated	Total
Contributions:
Participant	$3,430,899	$—	$3,430,899
Employer	2,022,189	155,500	2,177,689
Rollover	1,471,235	—	1,471,235
Total Contributions	6,924,323	155,500	7,079,823
Investment Income:
Net realized gain	262,779	—	262,779
Net unrealized depreciation in fair value of investments	(3,982,120)	(877,850)	(4,859,970)
Dividends and interest	2,225,541	272,875	2,498,416
Net Investment Income	(1,493,800)	(604,975)	(2,098,775)

Allocation of 22,816 shares of common stock of United Financial Bancorp, Inc., at market	293,870	—	293,870
Transfer of Legacy United 401K Plan Assets	29,294,752	—	29,294,752
Total Additions	35,019,145	(449,475)	34,569,670
Deductions:
Distributions paid to participants	11,365,838	—	11,365,838
Interest expense	—	276,905	276,905
Fees	89,284	—	89,284
Allocation of 22,816 shares of common stock of United Financial Bancorp, Inc., at market	—	293,870	293,870
Total Deductions	11,455,122	570,775	12,025,897
Change in Net Assets	23,564,023	(1,020,250)	22,543,773
Net Assets Available for Benefits:
Beginning of year	35,776,766	2,016,799	37,793,565
End of year	$59,340,789	$996,549	$60,337,338

See accompanying notes and report of independent registered public accounting firm.

THE UNITED BANK 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

Note 1.	Description of the Plan

Plan Sponsor Merger – On April 30, 2014, Rockville Financial, Inc. completed its merger with United Financial Bancorp, Inc. (“Legacy United”). In connection with the merger, Rockville Financial Inc. completed the following corporate actions:

•	Legacy United merged with and into Rockville Financial, Inc., which was the accounting acquirer and the surviving entity.

•	Rockville Financial, Inc. changed its legal entity name to United Financial Bancorp, Inc. ("The Company").

•	United Bank merged into Rockville Bank.

•	Rockville Bank changed its legal entity name to United Bank ("The Bank").

Plan Merger – Rockville Bank established a 401(k) plan on January 1, 1992 and an Employee Stock Ownership Plan ("ESOP") on May 23, 2005. Effective January 1, 2014, these plans were merged ("Merger") into a single plan known as, The Rockville Bank 401(k) Plan with ESOP Component. Effective April 1, 2015, the Bank changed the name of this plan to The United Bank 401(k) Plan (the "Plan"). In addition, effective April 1, 2015 the assets of Legacy United's 401(k) plan totaling $29,294,752 were transferred into the Plan.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

a)
General – The Plan covers substantially all employees of the Bank. The Plan is subject to federal laws, such as the Employee Retirement Income Security Act ("ERISA"), the Internal Revenue Code, and other applicable federal and state laws. The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

The Plan consists of two components. One component of the Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code. The other component is intended to qualify as a Plan under Code Section 4975(e)(7) under the Internal Revenue Code. This component includes contributions invested in qualifying employer securities, including the qualifying employer securities in the profit sharing component, and is considered the ESOP component of the Plan. Both components of the Plan provide for participant-directed investments and are intended to comply with ERISA Section 404(c). The underlying Trust for both components of the Plan is intended to be exempt from taxation under Code Section 501.

The Principal Financial Group began serving as the Plan Trustee, record keeper and custodian effective April 1, 2015. Financial Investment Advisors is the financial advisor of the Plan.

b)
Eligibility – For purposes of employee pre-tax elective contributions, any employee who has attained age 21, shall be immediately eligible to contribute to the Plan after completing one hour of service effective April 1, 2015. Prior to April 1, 2015, participants must have completed 1,000 hours of service in a completed 6 to 12 consecutive calendar months during the Plan year. Once eligibility was established, employees could participate in the Plan as of the first day of the calendar quarter following eligibility.

For purposes of employer matching contributions an employee who has attained age 21 and has completed one year of service with at least 1,000 hours of service shall be eligible to receive employer matching contributions.

For purposes of employer discretionary contributions, employees who have attained age 21, completed one year of service with at least 1,000 hours of service shall be eligible to receive employer discretionary contributions provided they are employed on the last day of the year.

A break in eligibility service occurs if an employee is severed from employment with the employer, however, if the employee is reemployed before a one year break in service occurs the former employee shall become a participant as of the reemployment date. If a former employee is reemployed after a one year break in service has occurred, the employee will be credited with years of service prior to the one year break in service as defined in the Plan, provided that the participant does not have five consecutive one-year breaks in service.

c)
Contributions – Each year, participants may contribute up to 75% of pretax annual compensation as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The maximum participant deferral is $18,000 and $17,500 for the Plan for the years ended December 31, 2015 and 2014, respectively. In addition, all employees who are eligible to make salary reductions under the Plan who have attained the age of 50 before the end of the Plan year are eligible to make catch up contributions up to $6,000 in 2015 and $5,500 in 2014 as determined by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other plans and certain Individual Retirement Accounts (rollovers).

Effective April 1, 2015 the Bank makes the following contributions:

•	100% of matching contributions for eligible employees up to 4% of each participant's contribution.

•	The Bank may make a discretionary contribution equal to a uniform percentage of eligible compensation for participants, which percentage is determined each year by the Bank.
As the Plan is designed to a be a Safe Harbor 401(k) Plan the Bank's only Safe Harbor contribution in 2015 for $209,126 occurred prior to April 1, 2015 which is the date of the last Plan amendment. Employer contributions may be made in cash or employer securities, at the employer's discretion. The Bank’s cash contributions totaled $2,022,189 for the year ended December 31, 2015. Commencing January 1, 2014, contributions may be funded with shares of United Financial Bancorp, Inc. stock that are released in connection with the repayment of the ESOP loan, as discussed below. In connection with the Bank’s defined benefit pension plan being frozen on December 31, 2012, the Bank provides additional benefits to the impacted employees by providing a non-elective contribution (transitional contribution) of 3% of compensation from 2013 through 2017 for active employees hired before January 2005.

During the year ended December 31, 2015, the Bank matched 100% of eligible employee contributions up to 4% of the participant’s pretax annual compensation, and the 3% non-elective transition contribution for certain employees who are participants in the frozen Retirement Plan of Rockville Bank, with cash contributions. The shares released from the ESOP component are allocated to function as a portion of the discretionary contribution.

During the year ended December 31, 2014, the shares released from the ESOP component were first allocated to function as the Bank’s discretionary matching contribution (50% on the first 6% of compensation for year ended December 31, 2014). For certain employees who were participants in the frozen Retirement Plan of Rockville Bank and hired before January 2005, an additional 3% non-elective contribution and 3% non-elective transition contribution was made during the year ended December 31, 2014. In addition, there were 22,816 shares of common stock at a fair value of $293,870 transferred from unallocated portion of the ESOP to allocated participant accounts during the year ended December 31, 2015.

Cash allocations to participant accounts are composed of the following for the year ended December 31, 2015:

Safe Harbor	$209,126
Matching	1,311,080
Transition	132,334
ESOP Discretionary	369,649
$2,022,189

d)
Participant Accounts and Forfeitures – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, the Bank’s discretionary contribution, and if applicable, the Bank’s 3% non-elective contribution for employees impacted by the Pension freeze, and charged with withdrawals and allocated gains and losses attributable to the account’s investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

There were no 401(k) forfeitures utilized to offset future employer contributions at December 31, 2015 and 2014.  Plan forfeitures will be used to reinstate previously forfeited balances. Remaining forfeitures can be used to reduce the contribution of the Company for the plan year. As of December 31, 2015 and 2014, there was $185,708 and $46,468, respectively, in the forfeiture account.

e)
Investments – Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 22 mutual funds and United Financial Bancorp, Inc. common stock (the parent company of United Bank) as investment options for participants.

f)
Vesting – Participants are fully vested in all contributions. In connection with the merger of the two plans, effective as of December 31, 2013, participants who were active in the ESOP Plan and employed on December 31, 2013 became fully vested (100%) in their Company Stock Account.

g)
Notes Receivable from Participants – Notes receivable from participants represent participant’s loans. Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account.

Loans made during the three month period ended March 31, 2015 and for the year ended December 31, 2014 bear interest at rates commensurate with the current three-year certificate of deposit rate offered by the Plan Sponsor, United Bank, plus 1% (1.80% at March 31, 2015 and December 31, 2014, respectively).

Loans made on April 1, 2015 and thereafter bear an interest rate of Prime plus 1% (4.50% at December 31, 2015). An administrative loan processing fee of $100 is applicable and a participant may have only one loan outstanding at a time.

Principal and interest is paid ratably through payroll deductions. Loans are generally repayable within five years; however, loans for the purchase of a primary residence may be repayable over a period of up to 15 years.

h)
Payment of Benefits – Upon termination of employment for any reason, a participant may receive the vested value of his or her account as a lump-sum distribution in cash or by delivery of the number of full shares of United Financial Bancorp, Inc. common stock attributable to the account plus cash for any fractional shares.

i)
Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Any stock for which a signed voting direction instrument is not received from the Participant, or is not subject to being received, shall be voted by the Trustee in the same proportion as the stock for which signed voting-direction instruments are received as to the matter to be voted upon. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

j)
Dividends – Dividend income on Company stock is recorded on the ex-dividend date. Amounts received on allocated shares increase participant accounts and amounts received on unallocated shares are available for plan expenses and debt service.

Note 2.	Summary of Significant Accounting Policies

a)
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), using the accrual method of accounting.

b)
Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, changes therein, and disclosures. Actual results could differ from those estimates.

c)
Risks and Uncertainties - The Plan invests in various investment instruments, including plan sponsor’s stock (United Financial Bancorp, Inc. – Ticker "UBNK"), which is not diversified, mutual funds, and an insurance investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

d)
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for its investment in a guaranteed investment contract, which is valued at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with accounting principles generally accepted in the United States of America, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Quoted market prices are used to value investments.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Guaranteed investment contract: Guaranteed investment contracts are valued at contract value by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Some management fees and operating expenses charged to the Plan for investments in common stock, mutual funds and the guaranteed investment contract are deducted from income earned on a daily basis and are not separately reflected. Consequently, some plan expenses are reflected as a reduction of investment return for such investments.

e)
Fully Benefit-Responsive Investment Contracts – The Plan is required to report fully benefit responsive investment contracts at contract value. Contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a Directed Trust. The statement of net assets available for benefits presents the contract value of the investment in the Trust. The statement of changes in net assets available for benefits is prepared on a contract value basis.

f)
Administrative Expenses – Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Plan participants. Administrative expenses include managed account fees, loan processing fees, consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments.

g)	Payment of Benefits – Benefit payments and plan distributions to participants are recorded when paid.

Note 3.	New Accounting Pronouncement

During 2015, the Plan adopted Accounting Standards Update ("ASU") Nos. 2015-07, Disclosures for Investments In Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) and 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures and III. Measurement Date Practical Expedient. ASU No. 2015-07 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements, and removed the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share as a practical expedient. Parts I and II of ASU No. 2015-12 were applicable to the Plan. Part I requires the fully benefit-responsive investment contract be recorded at contract value and reduces the related disclosures. Part II modified the investment disclosures under ASC 820 and 962. These standards were adopted retrospectively and had no impact on the Plan's net assets or changes in net assets.

Note 4.	Administration of Plan Assets

The Plan’s assets are held by Principal Financial Group ("the Trustee"). The Bank's contributions are held and managed by the Trustee, which invests cash received, interest and dividend income and makes distributions to participants. The Trustee also administers the payment of interest and principal on the ESOP loan, which is reimbursed to the Trustee through contributions as determined by the Bank.

Certain administrative functions are performed by officers or employees of the Bank or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee’s fees are paid directly by the Bank. These fees are reflected as employer contributions and plan expenses in the accompanying statements of changes in net assets available for benefits.

Note 5.	Investments

The following table presents additional detail for the total Company common stock in the Plan as of December 31, 2015 and 2014:

	December 31, 2015		December 31, 2014
	Allocated	Unallocated	Allocated	Unallocated
Number of Shares	1,088,054	570,327	1,195,788	593,143

Cost	$15,531,307	$8,223,662	$10,952,702	$5,382,784

Market	$14,014,135	$7,345,812	$17,171,516	$8,517,533

The Plan’s investments measured by quoted prices in active markets (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows during the year ended December 31, 2015:

Common Stock	$(2,059,881)
Mutual Funds	(2,537,310)
Net depreciation	$(4,597,191)

Note 6.	Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments are included in the unallocated columns of the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 7.	Fair Value Measurements

The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2015 and 2014.

	December 31, 2015
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$36,796,256	$—	$—	$36,796,256
Common Stock	21,359,947			21,359,947
Total	$58,156,203	$—	$—	$58,156,203

	December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$15,518,123	$—	$—	$15,518,123
Common Stock	25,689,049	—	—	25,689,049
Cash and cash equivalents	6,771	$—	$—	6,771
Total	$41,213,943	$—	$—	$41,213,943

Note 8.	Loans Payable and Related Party Transactions

In 2005, the ESOP entered into a term loan agreement with the Company (Plan Sponsor) to borrow enough to purchase up to 699,660 shares of the Company’s common stock. Through 2006, the plan borrowed $7,884,254 and the proceeds of the loan were used to purchase 699,659 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provided for the loan to be repaid over ten years. The loan bears interest at the prime rate plus one percentage point as published in the Wall Street Journal. At December 31, 2014, prime plus one was 4.25%. This loan matured and was paid in full on December 31, 2014.

On March 3, 2011, the Company completed the “second step” conversion from a mutual holding company structure to a stock holding company structure. The Plan borrowed $7,071,039 from the Company to purchase 684,395 shares of common stock in the open market. The loan bears interest at the prime rate plus one percentage point as published in the Wall Street Journal. This loan matures on December 31, 2041. At December 31, 2015 and 2014, prime plus one was 4.50% and 4.25%, respectively. The balance on this note was $6,349,263 and $6,500,734 at December 31, 2015 and 2014, respectively.

The scheduled amortization of the remaining loan for the next five years and thereafter is as follows for the years ending December 31st:

2016	$147,026
2017	154,015
2018	160,561
2019	167,384
2020	173,831
Thereafter	5,546,446
$6,349,263

Note 9.	Plan Termination

Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

Note 10.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated May 10, 2012, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

In accordance with U.S. GAAP, the Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan has taken no uncertain tax positions that require adjustments to or disclosures in these financial statements.

Note 11.	Related Party Transactions

The Trustees manage certain Plan investment options. These transactions qualify as exempt party-in-interest transactions.

The Plan holds common shares of United Financial Bancorp, Inc., the Plan sponsor. These transactions qualify as exempt party-in-interest transactions. Loans to participants also qualify as exempt party-in-interest transactions.

Note 12.	Subsequent Events

The Trustee of the Plan has evaluated subsequent events through June 28, 2016, which represents the date that the financial statements were available to be issued.

THE UNITED BANK 401(K) PLAN
EIN: 06-0523930 PN: 002
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR) December 31, 2015

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Number of Shares/Units	Cost	Current Value

**	United Financial Bancorp, Inc.	Common Stock	1,658,381	*	$21,359,947
	Fixed Income Guarantee Option	Insurance Contract	1	*	7,025,439
	American Beacon Large Cap VI Inst. Fund	Mutual Fund	90,780	*	2,220,490
	Capital Research and Management Company American Funds EuroPacific Growth Fund	Mutual Fund	55,187	*	2,501,059
	Columbia Intermediate Bond Y Fund	Mutual Fund	71,762	*	638,745
	T. Rowe Price Bl Chip Gr Fund	Mutual Fund	78,590	*	5,688,380
	T. Rowe Price Retirement Balance Fund	Mutual Fund	17,957	*	254,592
	T. Rowe Price Retirement 2005 Fund Cl R	Mutual Fund	1,739	*	21,621
	T. Rowe Price Retirement 2010 Fund Cl R	Mutual Fund	24,330	*	410,697
	T. Rowe Price Retirement 2015 Fund Cl R	Mutual Fund	108,318	*	1,481,797
	T. Rowe Price Retirement 2020 Fund Cl R	Mutual Fund	175,053	*	3,446,794
	T. Rowe Price Retirement 2025 Fund Cl R	Mutual Fund	269,627	*	4,030,923
	T. Rowe Price Retirement 2030 Fund Cl R	Mutual Fund	174,828	*	3,813,005
	T. Rowe Price Retirement 2035 Fund Cl R	Mutual Fund	141,002	*	2,226,427
	T. Rowe Price Retirement 2040 Fund Cl R	Mutual Fund	70,580	*	1,593,711
	T. Rowe Price Retirement 2045 Fund Cl R	Mutual Fund	106,830	*	1,619,538
	T. Rowe Price Retirement 2050 Fund Cl R	Mutual Fund	74,145	*	944,597
	T. Rowe Price Retirement 2055 Fund Cl R	Mutual Fund	32,751	*	416,254
	T. Rowe Price Retirement 2060 Fund Cl R	Mutual Fund	2,499	*	24,187
	Vanguard Total Bond Market Index Adm Fund	Mutual Fund	7,535	*	79,997
	Vanguard 500 Index Admiral Fund	Mutual Fund	12,501	*	2,356,285
	Vanguard Ext Mk Index Adm Fund	Mutual Fund	46,088	*	2,930,257
	Vanguard Total International Stock Index Adm Fund	Mutual Fund	3,997	*	96,901
**	Notes Receivable	Interest rate ranges 1.80% to 5.83% maturities through 2021		*	943,120
					$66,124,762
*	Participant-directed investment; the disclosure of cost is not required
**	Party-in-interest

See report of independent registered public accounting firm

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE UNITED BANK 401(k) PLAN

Date:	June 28, 2016	By:	/s/ Craig Hurty
Craig Hurty
EVP, Chief Human Resources Officer

EXHIBIT INDEX

23.	Consent of Independent Registered Public Accounting Firm